Exhibit FILING FEES

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Maximum Aggregate Offering Price (3)	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees Previously Paid	Equity	Common shares Warrants Units	457(o)	$250,000,000		$250,000,000	.00001091	$27,275

(1) There are being registered under this registration statement such indeterminate number of common shares, warrants, and units, as may be sold by the registrant from time to time, which collectively shall have an aggregate initial offering price not to exceed $250,000,000 or, if any securities are issued for consideration denominated in a foreign currency, such amount as shall result in an aggregate initial offering price equivalent to a maximum of $250,000,000. The securities registered hereunder also include such indeterminate number of common shares as may be issued upon conversion, exercise or exchange of warrants that provide for such conversion into, exercise for or exchange into common shares. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, the common shares being registered hereunder include such indeterminate number of common shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(2) Not specified as to each class of securities to be registered pursuant to General Instruction II.C. of Form F-3.

(3) An indeterminate aggregate amount of securities is being registered as may from time to time be sold at indeterminate prices.